SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO
                                (Rule 14d-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)

                            --------------------

                      MICROCELL TELECOMMUNICATIONS INC.

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                     (Name of Subject Company (Issuer))

                            ROGERS WIRELESS INC.
                     ROGERS WIRELESS COMMUNICATIONS INC.
                         ROGERS COMMUNICATIONS INC.

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                     (Name of Filing Persons, Offerors)

                      CLASS A RESTRICTED VOTING SHARES
                          CLASS B NON-VOTING SHARES
                                WARRANTS 2005
                                WARRANTS 2008

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                      (Title of Classes of Securities)

                                  59501T882
                                  59501T874
                                  59501T163
                                  59501T171

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                   (CUSIP Numbers of Class of Securities)

                            DAVID P. MILLER, ESQ.
                            ROGERS WIRELESS INC.
                     ONE MOUNT PLEASANT ROAD, 16TH FLOOR
                          TORONTO, ONTARIO M4Y 2Y5
                                   CANADA
                               (416) 935-1100

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                (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copy to:
                             John T. Gaffney, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                 (212) 474-1000

                                --------------------

           This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 30, 2004 (as amended, the "Schedule TO"), relating to the Offers (collectively, the "Offers") by Rogers Wireless Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and a wholly-owned subsidiary of Rogers Wireless Communications Inc. (the "Parent"), a corporation incorporated under the CBCA, to purchase all of the issued and outstanding class A restricted voting shares (the "Class A Shares"), class B non-voting shares (the "Class B Shares" and, collectively with the Class A Shares, together with the associated Rights, the "Shares", including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights and the Warrants), Warrants 2005 (the "Warrants 2005") and Warrants 2008 (the "Warrants 2008" and, collectively with the Warrants 2005, the "Warrants", and together with the Shares, the "Securities"), of Microcell Telecommunications Inc. (the "Company"), a corporation incorporated under the CBCA, at a purchase price of Cdn.$35.00 per Class A Share, Cdn.$35.00 per Class B Share, Cdn.$15.79 per Warrant 2005 and Cdn.$15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated September 30, 2004, and the related Letters of Acceptance and Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the "Offering Materials").

           Capitalized terms used herein and not defined have the respective meanings assigned to such terms in the Offers to Purchase and Circular.


ITEMS 4 AND 8.   TERMS OF THE TRANSACTION; INTEREST IN MICROCELL SECURITIES

             The Offeror announced today that the terms and conditions of its Offers for the Securities of the Company have been satisfied, with the necessary number of Securities having been successfully tendered and regulatory approvals having been secured to complete the acquisition.

           The Offer Period expired on Friday, November 5, 2004 at 5:00 p.m., Toronto time (the "Expiry Time"). The Offeror's preliminary calculations indicate that during the Offer Period Securityholders of the Company tendered approximately 181,721 Class A Shares, approximately 28,389,649 Class B Shares, 3,296,652 Warrants 2005 and 5,405,387 Warrants 2008. The Securities tendered during the Offer Period represent approximately 96% of the outstanding Class A Shares, 92% of the outstanding Class B Shares, 82% of the outstanding Warrants 2005 and 81% of the outstanding Warrants 2008. The Offeror has taken up and accepted for payment all Securities validly tendered to the Offers and not withdrawn prior to the Expiry Time.

           As contemplated in the Offers and under the Compulsory Acquisition provisions of the CBCA, the Offeror now intends to acquire the balance of the outstanding Class A and Class B Shares, each at Cdn.$35.00 per Share, and also intends to acquire the balance of the outstanding Warrants 2005 and Warrants 2008, each at Cdn.$15.79 and Cdn.$15.01 per Warrant, respectively.



ITEM 12.   EXHIBITS

(a)(5)(iii)Press release issued by Rogers Wireless Inc., dated November 8, 2004.

                                  SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2004   ROGERS WIRELESS INC.


                         By:/s/  Graeme McPhail
                            ---------------------------------------------------
                            Name:   Graeme McPhail
                            Title:  Vice President, Associate General Counsel


                         ROGERS WIRELESS COMMUNICATIONS INC.

                         By:/s/  Graeme McPhail
                            ---------------------------------------------------
                            Name:   Graeme McPhail
                            Title:  Vice President, Associate General Counsel


                         ROGERS COMMUNICATIONS INC.

                         By:/s/  Graeme McPhail
                            ---------------------------------------------------
                            Name:   Graeme McPhail
                            Title:  Vice President, Associate General Counsel

                                EXHIBIT INDEX


EXHIBIT NUMBER                      DESCRIPTION
--------------       ---------------------------------------------------------
(a)(5)(iii)          Press release issued by Rogers Wireless Inc., dated
                     November 8, 2004.